SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated December 20, 2018.

TRANSLATION

Buenos Aires, December 20, 2018

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Relevant Information

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the ByMA Listing Regulations.

1. Agreement with Petróleos Sudamericanos S.A.

On the date hereof, YPF S.A. (“YPF”) and Petróleos Sudamericanos S.A. (“PS”), have executed the necessary documents to complete the assignment by YPF to PS of 100% of the exploitation concessions in respect of the Bajo del Piche, Barranca de Los Loros, El Medanito and El Santiagueño areas, located in the provinces of Neuquén and Río Negro (see map attached as Annex 1).

The agreements contemplate the assignment of the concessions set forth above for a consideration of US$ 22.3 million.

At present, the areas have an approximate daily production of 1.7 Kbbl of crude oil and 0.1 Mm3 of gas and P1 reserves in an amount of 642 Kboe.

2. Agreement with Oilstone Energía S.A.

On the date hereof, YPF and Oilstone Energía S.A. (“OESA”), have entered into an agreement for the assignment by YPF to OESA of 100% of the exploitation concessions in respect of the Al Sur del Dorsal, Anticlinal Campamento, Dos Hermanas and Ojo de Agua areas, located in the province of Neuquén (see map attached as Annex 2) (the “Concession”).

The agreement sets forth the assignment of the Concession for a consideration of US$ 12 million.

The effectiveness of the assignments is subject to the compliance with certain conditions precedent.

Such conditions precedent mainly relate to the authorization by the Executive Power of the Province of Neuquén of the assignments described in the agreements.

Currently the areas have an approximate daily production of 0.7 Kbbl of crude oil and 0.5 Mm3 of gas; while as of December 2017 they did not have proved reserves.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

Annex 1

Agreement with Petróleos Sudamericanos S.A. – Map of the areas

Annex 2

Agreement with Oilstone Energía S.A. – Map of the areas

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 21, 2018	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer